UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2012
☐  Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION

NCR Corporation
Full name of registrant

Former name if applicable

3097 Satellite Boulevard
Address of principal executive office (Street and number)

Duluth, GA 30096
City, state and zip code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).
NCR Corporation (the "Company") did not file its Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K") by the filing deadline of 5:30 p.m., Eastern Time, on March 1, 2013. The 2012 Form 10-K was submitted to, and accepted for filing by, the Securities and Exchange Commission via its EDGAR filing system at 6:07 p.m., Eastern Time, on March 1, 2013. The thirty-seven minute delay was due to a misunderstanding by the Company and its independent registered public accounting firm of the cutoff time for acceptance of filings via the Securities and Exchange Commission's EDGAR filing system. Accordingly, the 2012 Form 10-K has been filed, but it is deemed to have been filed as of Monday, March 4, 2012, the same date as the date of this report.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification.

Robert Fishman                                                   (937) 445-5000
        (Name)                (Area Code)    (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No
________________________________________________________________________________

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?    [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NCR Corporation
(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 4, 2013	By:	/s/ Robert P. Fishman
Robert P. Fishman Senior Vice President and Chief Financial Officer